UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Resource Finance & Investment Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G75300106

(CUSIP Number)

Philip Garratt

10, route de l’Aeroport

1215 Geneva Switzerland

Phone: 011-41-22-799-0800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 1, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G75300106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP GARRATT IRS NO.: N/A
2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ..........................................................................................................[X]

(b) ..........................................................................................................[  ]

3	SEC Use Only........................................................................................................
4.	Source of Funds (See Instructions)..................................................................................PF/IN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).................................N/A
6.	Citizenship or Place of Organization..................................................................Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power.............................................................................................1,664,696
8. Shared Voting Power.........................................................................................592,600(1)
9. Sole Dispositive Power......................................................................................1,664,696
10. Shared Dispositive Power................................................................................592,600(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person.......................................................................................................................2,257,296(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...............[ ]
13.	Percent of Class Represented by Amount in Row (11)..................................................................6.28%(2)
14.

Type of Reporting Person (See Instructions)

..................................................................................................................IN

.....................................................................................................................

.....................................................................................................................

.....................................................................................................................

.....................................................................................................................

(1) Includes 592,600 shares of Common Shares held by 5215 Holdings Ltd., a Canadian company of which Mr. Garratt is a 33.3% shareholder and a director.

(2) Based on 35,956,825 shares of Common Shares issued as of December 31, 2005 as reported by Resource Finance & Investment Ltd. on Form 20-F for the fiscal year ended December 31, 2005 filed with the SEC on July 17, 2006.

CUSIP No. G75300106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 5215 HOLDINGS LTD. IRS NO.: N/A
2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ...........................................................................................................[X]

(b) ...........................................................................................................[  ]

3	SEC Use Only...................................................................................................
4.	Source of Funds (See Instructions)...................................................................WC/CO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)...........N/A
6.	Citizenship or Place of Organization................................................................Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power............................................................................................592,600
8. Shared Voting Power........................................................................................0
9. Sole Dispositive Power.....................................................................................592,600
10. Shared Dispositive Power..............................................................................0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person.................592,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....... [ ]
13.	Percent of Class Represented by Amount in Row (11)..........................................1.65%(3)
14.

Type of Reporting Person (See Instructions)

..................................................................................................................CO

.....................................................................................................................

.....................................................................................................................

.....................................................................................................................

.....................................................................................................................

(3) Based on 35,956,825 shares of Common Shares issued as of December 31, 2005 as reported by Resource Finance & Investment Ltd. on Form 20-F for the fiscal year ended December 31, 2005 filed with the SEC on July 17, 2006.

Item 1. Security and Issuer.

This statement relates to shares of Common Shares (the "Shares") of Resource Finance & Investment Ltd., a company organized under the laws of the country of Bermuda (the "Issuer"). The address of the Issuer's principal executive office is 10, route de l’Aéroport, 1215 Geneva, Switzerland.

Item 2. Identity and Background.

A.	Name:	Philip Garratt

Business Address:	10, route de l’Aéroport, 1215 Geneva, Switzerland

Principal Occupation:	Chief Executive Officer and President of the Issuer.

Mr. Garratt, within the last five years, has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

Mr. Garratt, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Garratt is a citizen of Canada.

B.	Name:	5215 Holdings Ltd., a Canadian company (“5215 Holdings”).

Place of Organization:	Canada

Principal Business:	Investment Company

Address of Principal Office: PO Box 91729, West Vancouver, British Columbia,
Canada V7V 4S1

5215 Holdings, including any of its principals, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

5215 Holdings, including any of its principals, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Acquisition from Issuer

On June 1, 2006, Mr. Garratt exercised all of the options granted to him by the Issuer on June 28, 2005 and purchased 1,500,000 shares of Common Shares of the Issuer at $0.19 per share. These shares were purchased with Mr. Garratt’s own funds. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Shares of the Issuer.

Purchase in the Open Market

On July 28, 2006, 5215 Holdings acquired 5,000 shares of Common Shares of the Issuer in connection with a purchase in the open market. On August 5, 2006, 5215 Holdings acquired 5,000 shares of Common Shares of the Issuer in connection with a purchase in the open market. The funds came from 5215 Holdings’ working capital. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Shares of the Issuer.

Item 4. Purpose of the Transaction.

The purpose of this Schedule 13D is to report that Mr. Garratt has acquired more than 5% of the Shares. The shares of Common Shares of the Issuer held by Mr. Garratt were acquired for, and are being held for, investment purposes only.

Mr. Garratt, subject to and depending upon availability of prices he deems favorable, may purchase additional shares of Common Shares of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Mr. Garratt to do so, he reserves the right to dispose of the shares held by him in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

5215 Holdings, subject to and depending upon availability of prices it deems favorable, may purchase additional shares of Common Shares of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of 5215 Holdings to do so, it reserves the right to dispose of the shares held by it in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Subject to ongoing evaluation, Mr. Garratt and 5215 Holdings have no current plans or proposals which relate to or would result in any of the following, other than as discussed above:

(a)    The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)     Any other material change in the Issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)    Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)     Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)    The following table sets forth the aggregate number and percentage of Shares beneficially owned by the Reporting Persons herein:

Reporting Person	Shares Beneficially Owned	Percentage
Philip Garratt	2,257,296	6.28%
5215 Holdings Ltd.	592,600	1.65%

(b)                     For each Reporting Person under paragraph (a), the following table sets forth the number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:

Reporting Person	Sole Power to Vote	Sole Power of Disposition	Shared Power of Voting or Disposition
Philip Garratt	1,664,696	1,664,696	592,600
5215 Holdings Ltd.	592,600	592,600	0

(c)    On June 1, 2006, Mr. Garratt acquired 1,500,000 shares of Common Shares of the Issuer in connection with the exercise of an option granted to Mr. Garratt by the Issuer on June 28, 2005. On July 28, 2006, 5215 Holdings acquired 5,000 shares of Common Shares of the Issuer in connection with a purchase in the open market. On August 5, 2006, 5215 Holdings acquired 5,000 shares of Common Shares of the Issuer in connection with a purchase in the open market.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.    Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2006

      /s/ Philip Garratt

Name: Philip Garratt